Get Clean Online, LLC

Unaudited Financial Statements
For the Period 1/1/20/20 – 12/31/2020

Get Clean Online

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11100 Chase Checking	164.61
Total Bank Accounts	**$164.61**
Total Current Assets	**$164.61**
TOTAL ASSETS	**$164.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21000 Accounts Payable (A/P)	-604.05
Total Accounts Payable	**$ -604.05**
Total Current Liabilities	**$ -604.05**
Long-Term Liabilities	
Gene Gilchrist loan	182.92
William Howard	0.00
Total Long-Term Liabilities	**$182.92**
Total Liabilities	**$ -421.13**
Equity	
31000 Member's Common Equity	
30140 Ladies of Promise, Inc - member	0.00
31010 Bekki Jo Tressler - member	0.00
31020 James Norton - member	0.00
31030 Kevin Pangburn - member	0.00
31050 Mary Curnette - member	0.00
31060 Michael Coleman - member	0.00
31070 Randy Scherer - member	0.00
31080 Raymond Tri - member	0.00
Total 31000 Member's Common Equity	**0.00**
32000 Member's Preferred Equity	
32010 Gene Gilchrist - member	21,038.30
32020 William Howard - member	61,009.49
Total 32000 Member's Preferred Equity	**82,047.79**
33000 Retained Earnings	-58,954.51
Net Income	-22,507.54
Total Equity	**$585.74**
TOTAL LIABILITIES AND EQUITY	**$164.61**

Get Clean Online

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
62230 Accounting	686.25
62250 Legal & Professional Services	2,216.95
62260 Insurance	448.11
62262 Liabilty insurance	95.76
Total 62260 Insurance	**543.87**
62270 Telecommunications	
62272 Telephone	266.48
Total 62270 Telecommunications	**266.48**
62280 Space	
62281 Rent & Lease	960.00
Total 62280 Space	**960.00**
62295 Miscellaneous	
62297 Bank Charges	144.00
62298 Meals & Entertainment	308.84
62299 Office Supplies & Software	1,185.06
Total 62295 Miscellaneous	**1,637.90**
Development	1,188.00
Software Development	8,800.00
Total Development	**9,988.00**
Interest - Convertible Debt	6,193.09
Taxes & Licenses	15.00
Total Expenses	**$22,507.54**
NET OPERATING INCOME	**$ -22,507.54**
NET INCOME	**$ -22,507.54**

Get Clean Online

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-22,507.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
21000 Accounts Payable (A/P)	-604.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-604.05**
Net cash provided by operating activities	**$ -23,111.59**
FINANCING ACTIVITIES	
Gene Gilchrist loan	-4,466.06
William Howard	-54,684.27
30140 Member's Common Equity:Ladies of Promise, Inc - member	0.00
31010 Member's Common Equity:Bekki Jo Tressler - member	0.00
31020 Member's Common Equity:James Norton - member	0.00
31030 Member's Common Equity:Kevin Pangburn - member	0.00
31050 Member's Common Equity:Mary Curnette - member	0.00
31060 Member's Common Equity:Michael Coleman - member	0.00
31070 Member's Common Equity:Randy Scherer - member	0.00
31080 Member's Common Equity:Raymond Tri - member	0.00
32010 Member's Preferred Equity:Gene Gilchrist - member	21,038.30
32020 Member's Preferred Equity:William Howard - member	61,009.49
Net cash provided by financing activities	**$22,897.46**
NET CASH INCREASE FOR PERIOD	**$ -214.13**
Cash at beginning of period	378.74
CASH AT END OF PERIOD	**$164.61**

Get Clean Online, LLC
Statement of Changes in Members' Equity
For the Year ending 12/31/2020

164,890 Series A Units

	As of 12/31/2020	As of 12/31/2019
Members' Equity (January 1)	$ -	$ -
Owners' contributions	$ 82,047.79	$ -
Owners' distributions	$ -	$ -
Net Loss	$(22,507.24)	$(9,331.39)
Members' Equity (December 31)	$ 59,540.55	$(9,331.39)

Get Clean Online, LLC
Notes on Financial Statements Dated April 1, 2021

The Company

Get Clean Online, LLC is a Kentucky Limited Liability Company going under the d/b/a/ Stay Clean. The initial Articles of Incorporation were filed on February 21, 2017, as a Single Member LLC. Michael Coleman was the sole Member.

On October 21, 2020, an amended Operating Agreement was adopted and additional membership interest awarded.

Fiscal Year & Basis of Accounting

The Company operates on a December 31 year-end. Accrual accounting is used.

Risks and Uncertainties

The Company has generated relatively little revenue from sales and service to date and is an early-stage startup. As such, it must be considered a highly risky venture.

Assets

The Company has no fixed assets at this time.

Liabilities

The Company liabilities are only two, small operating loans under $10,000 each made by members and convertible to member units.

Equity

As of November 30, 2020, 7,700,000 Common Membership Units and 164,890 Series A Preferred Membership Units have been issued.